575 Madison Avenue New York, NY 10022 212-940-8800 tel 212.940.8776 fax PETER J. SHEA peter.shea@kattenlaw.com 212.940.6447 direct 212.894.5724 fax

January 14, 2010

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

IndexIQ ETF Trust
Registration Nos.: 333-152915 and 811-22227
Response to Oral Comments

Dear Ladies and Gentlemen:

     On behalf of our client, IndexIQ ETF Trust (the “Trust”), we are filing this correspondence in response to oral comments received with respect to the filing on November 16, 2009 with the Securities and Exchange Commission (the “SEC”) of Post-Effective Amendment No. 10 (the “Amendment”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the shares of the following exchange traded funds (“ETFs”):

IQ Australia Small Cap ETF
IQ Canada Small Cap ETF
IQ Hong Kong Small Cap ETF
IQ Indonesia SMID Cap ETF
IQ Malaysia SMID Cap ETF
IQ Singapore Small Cap ETF
IQ South Korea Small Cap ETF
IQ Taiwan Small Cap ETF
IQ Thailand SMID Cap ETF
IQ Natural Gas Small Cap Equity ETF
IQ Global Crude Oil Small Cap Equity ETF
IQ Global Gold Small Cap Equity ETF
IQ Global Agribusiness Small Cap Equity ETF

Securities and Exchange Commission
January 14, 2010

which are each a series of the Trust (each, a “Fund” and, collectively, the “Funds”), under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”). Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

     With respect to Staff’s comments delivered telephonically by Mr. John M. Ganley in communications occurring on December 31, 2009 and January 4, 2010, we have responded supplementally below with respect to one of those comments. Supplemental responses to all other comments and related amendments to the Registration Statement will be reflected in a subsequent filing.

     Please note that the Trust has amended the names of the Funds such that the term “Intl” has been removed from all Funds’ names and that the word “Global” has been removed from the name of the IQ Natural Gas Small Cap Equity ETF. Moreover, the country-specific Funds investing in Indonesia, Malaysia, and Thailand have amended their names to replace the term “Small Cap” with “SMID Cap” for the reasons expressed below. The amended names are reflected in the listing above.

     In the following discussion, we have summarized the Staff’s oral comment in bold and provided the Trust’s response immediately thereafter.

     Please explain why the market capitalization qualification for “Small Cap” issuers provided in the Amendment provides a reasonable definition of the small capitalization issuers for the countries represented by each Fund.

     In response to the Staff’s inquiry, the Trust re-examined the rules for the underlying indexes of each of the proposed Funds, as well as the index rules for relevant industry benchmarks. Through this process, the Trust determined that the most appropriate index construction process would involve using percentile ranks, rather than nominal values, to select eligible index components based on market capitalization. More specifically, in the case of country-specific Funds with the words “Small Cap” in their names, the indexes will now qualify issuers as “small cap” by using the bottom fifteen percent (i.e., the 85th-plus percentile) of the companies based on market capitalization in each country, rather than fixed dollar market capitalization ranges.1

     This approach is consistent with the market cap index construction techniques of other index developers (e.g., MSCI with respect to non-U.S. indexes). Please see Exhibit A, enclosed

1 Additional standard liquidity factors, such as trading volume and minimum market capitalization (i.e., minimum market cap of $150 million), will continue to be used to select index components that fall within the “Small Cap” range or “SMID Cap” range, as applicable.

Securities and Exchange Commission
January 14, 2010

herewith, for selected language from the MSCI Global Investable Market Indices Methodology, January 2010. This percentile approach generally ensures that the market cap range used in a particular country is indeed the market cap representation being sought by the index using a universal standard and is superior to using fixed dollar ranges to achieve the specified market cap goal. A percentile standard avoids the static nature of fixed dollar caps, which are not responsive to changes in market conditions in the subject countries. Accordingly, the Trust will modify the Funds’ disclosure to reflect the amendments to the construction process of the Funds’ underlying indexes.

     Using the modified index construction process outlined above, the Trust determined that for certain countries the words “Small Cap” would not be appropriate because the 85th-plus percentile market capitalization range yields an insufficient number of eligible issuers with which to construct an investable index. As a result, the Trust intends to change the names of the Indonesia-, Malaysia- and Thailand-specific Funds to include the word “SMID Cap” in lieu of “Small Cap.” For “SMID Cap” Funds, the indexes will qualify issuers in the bottom 30% (i.e., the 70th–plus percentile) of companies based on market capitalization in each country. This approach is consistent with the market cap index construction techniques of other index developers (e.g., MSCI with respect to non-U.S. indexes) when constructing an index within a combined “small cap” and “mid cap” (i.e., “SMID Cap”) market range. Please see Exhibit A for selected language from the MSCI Global Investable Market Indices Methodology, January 2010, where “mid cap” includes companies in the 70th to 85th-plus percentile range while “small cap” issuers include companies only in the 85th-plus percentile range. In addition, the words “SMID Cap” appear in the name of several registered investment companies to denote investment in small and mid cap companies, including, for example, Royce SMID Cap Select Fund (RMISX) and Eaton Vance Atlanta Capital SMID Cap (EISC). Therefore, the Trust believes that the new proposed names utilizing the terms “Small Cap” and “SMID Cap” are consistent with the naming requirements of Rule 35d-1 of the 1940 Act. The Trust will modify the applicable Funds’ disclosure to reflect this new index construction process.

     The Trust also has adopted a different approach to how it incorporates a “buffer” to prevent too many companies dropping out of an index during quarterly rebalances due to fluctuations in market capitalization. The new approach would involve using percentages based on market capitalization to determine the buffer rather than a fixed dollar market capitalization range. This approach is consistent with the market cap index construction techniques of other index developers (e.g., MSCI with respect to non-U.S. indexes). With respect to all Funds, the Trust has adopted similar buffer parameters as MSCI has with respect to the top end of the market capitalization percentile range, namely that any existing index component may stay in the index at each rebalance date if it is up to 65% higher than the top of the market capitalization range.

Securities and Exchange Commission
January 14, 2010

     Finally, the Trust plans to use a slightly different approach to index construction for the four commodity-related Funds because of the significant proportion of U.S. companies within these Funds.2 Since these commodity-related Funds are intended to encompass “global” investments, the Trust intends to use the broadest market capitalization ranges possible so as not to exclude relevant companies globally. The Trust has determined that the U.S. has the broadest market capitalization range and provides the most inclusive, easily determinable standard. The U.S. also represents the biggest pool of potential eligible small cap issuers. The Trust, therefore, will use a U.S. market capitalization range for these four Funds. For each of the underlying commodity-related indexes, the Trust creates an eligible universe of small capitalization companies from developed markets, including the U.S. The Trust will use a bottom 10% standard for “small cap” (i.e., the 90th–plus percentile of the companies based on market capitalization) for the U.S. and then apply that nominal market capitalization range to the other applicable countries, all of which are developed markets. This comports with the small cap standard applied by Morningstar, which uses a 90th-plus percentile range (bottom 10%) market capitalization parameter for categorizing small cap funds.3 Although the Russell 2000 does not use a percentile market capitalization standard, the Russell 2000 typically represents approximately the bottom 10% of U.S. companies on a market capitalization basis.

     Exhibit B enclosed herewith is a revised summary description of one sample index underlying each of: a country-specific “Small Cap” Fund; a country-specific “SMID Cap” Fund; and a commodity-related “Small Cap” Fund. Exhibit B has been marked to reflect all of the changes noted above as well as any other changes that the Trust intends to make to these descriptions against the original language contained in the Amendment.

2 The IQ Natural Gas Small Cap Equity ETF will not be able to meet consistently the Staff’s “global” naming requirement that at least 40% of the Fund’s assets be allocated to companies in two or more non-U.S. countries. As indicated above, the word “Global” has been removed from the name of this Fund.

3 See, http://news.morningstar.com/pdfs/FactSheet_StyleBox_Final.pdf (page 2).

Securities and Exchange Commission
January 14, 2010

     Please do not hesitate to contact me at (212) 940-6447 or Greg Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

Very truly yours, /s/ Peter J. Shea Peter J. Shea

cc (w/enclosures):	Mr. John M. Ganley, Senior Counsel
Mr. Adam S. Patti
Mr. Gregory D. Bassuk
Mr. David Foley
Mr. Gregory Xethalis

Exhibit A

Excerpt From MSCI Global Investable Market Indices Methodology, January 2010:

2.3.1 Defining the Market Coverage Target Range for Each Size Segment

To define the Size Segment Indices for a market, the following free float-adjusted market capitalization Market Coverage Target Ranges are applied to the Market Investable Equity Universe:

  Large Cap Index: 70% ± 5%.

  Standard Index: 85% ± 5%.

  Investable Market Index: 99%+1% or -0.5%.

The Mid Cap Index market coverage in each market is derived as the difference between the market coverage of the Standard Index and the Large Cap Index in that market.

The Small Cap Index market coverage in each market is derived as the difference between the free float-adjusted market coverage of the Investable Market Index and the Standard Index in that market.

A-1

Exhibit B

(Marked to show changes from November 16, 2009 Amendment)

IQ Canada Small Cap ETF

(See page 15 of the prospectus contained in the Amendment)

The Underlying Index Components that are eligible for inclusion in the Underlying Index include the following characteristics, measured as of each quarterly rebalance date:

  Issuer domiciled in Canada;

  Primary stock exchange listing in Canada;

  Minimum average market capitalization of $150 million for the prior 90 days and as of the quarterly rebalance date;

  Maximum average market capitalization equal to the 85th percentile ranking of companies in Canada based on market capitalization for the prior 90 days (the “Market Cap Ceiling”);

  Minimum average daily trading volume of at least $1 million for the prior 90 days; and

  Minimum monthly volume of 250,000 shares each month over the prior six months.

Securities of issuers with recent stock exchange listings (i.e., recent initial public offerings) may be added to the Underlying Index on a quarterly basis, provided that the companies meet all eligibility criteria and have been trading for more than 10 trading days. Existing Underlying Index Components whose average market capitalization falls below $100 million or increases above the level 65% higher than the Market Cap Ceiling for the 60 days prior to any rebalancing date will no longer be eligible for inclusion.

The Underlying Index Components are selected quarterly in connection with the reconstitution of the Underlying Index (the “Underlying Index Reconstitution”). Their respective weights are rebalanced quarterly using a modified capitalization weighted, float adjusted methodology, as further modified so as to ensure compliance with the diversification requirements of Subchapter M of the Internal Revenue Code, in connection with the rebalance of the Underlying Index (the “Underlying Index Rebalance”). The Underlying Index Reconstitution and Underlying Index Rebalance occur quarterly on the third Friday of the last month of each calendar quarter. Share weights of the Underlying Index Components remain constant between quarters, except in the event of certain types of corporate actions, including stock splits and reverse stock splits.

IQ Thailand SMID Cap ETF

(See page 90 of the prospectus contained in the Amendment)

The Underlying Index Components that are eligible for inclusion in the Underlying Index include the following characteristics, measured as of each quarterly rebalance date:

  Issuer domiciled in Thailand;

  Primary stock exchange listing in Thailand;

  Minimum average market capitalization of $150 million for the prior 90 days and as of the quarterly rebalance date;

  Maximum average market capitalization equal to the 70th percentile ranking of companies in Thailand based on market capitalization for the prior 90 days (the “Market Cap Ceiling”);

  Minimum average daily trading volume of at least $500,000 for the prior 90 days; and

  Minimum monthly volume of 250,000 shares each month over the prior six months.

Securities of issuers with recent stock exchange listings (i.e., recent initial public offerings) may be added to the Underlying Index on a quarterly basis, provided that the companies meet all eligibility criteria and have been trading for more than 10 trading days. Existing Underlying Index Components whose average market capitalization falls below $100 million or increases above the level 65% higher than the Market Cap Ceiling for the 60 days prior to any rebalancing date will no longer be eligible for inclusion.

The Underlying Index Components are selected quarterly in connection with the reconstitution of the Underlying Index (the “Underlying Index Reconstitution”). Their respective weights are rebalanced quarterly using a modified capitalization weighted, float adjusted methodology, as further modified so as to ensure compliance with the diversification requirements of Subchapter M of the Internal Revenue Code, in connection with the rebalance of the Underlying Index (the “Underlying Index Rebalance”). The Underlying Index Reconstitution and Underlying Index Rebalance occur quarterly on the third Friday of the last month of each calendar quarter. Share weights of the Underlying Index Components remain constant between quarters, except in the event of certain types of corporate actions, including stock splits and reverse stock splits.

IQ Global Agribusiness Small Cap ETF

(See Pages 132-133 of the prospectus contained in the Amendment)

The Underlying Index Components that are eligible for inclusion in the Underlying Index include the following characteristics, measured as of each quarterly rebalance date:

  Issuers that are engaged in the agriculture business, as determined by Standard Industrial Classification (“SIC”) code classifications;

  Minimum average market capitalization of $150 million for the prior 90 days and as of the quarterly rebalance date;

  Maximum average market capitalization equal to the 90th percentile ranking of companies in the U.S. based on market capitalization for the prior 90 days (the “Market Cap Ceiling”);

  Minimum average daily trading volume of at least $1 million for the prior 90 days; and

  Minimum monthly volume of 250,000 shares each month over the prior six months.

Securities of issuers with recent stock exchange listings (i.e., recent initial public offerings) may be added to the Underlying Index on a quarterly basis, provided that the companies meet all eligibility criteria and have been trading for more than 10 trading days. Existing Underlying Index Components whose average market capitalization falls below $100 million or increases above the level 65% higher than the Market Cap Ceiling for the 60 days prior to any rebalancing date will no longer be eligible for inclusion.

The Underlying Index Components are selected quarterly in connection with the reconstitution of the Underlying Index (the “Underlying Index Reconstitution”). Their respective weights are rebalanced quarterly using a modified capitalization weighted, float adjusted methodology, as further modified so as to ensure compliance with the diversification requirements of Subchapter M of the Internal Revenue Code, in connection with the rebalance of the Underlying Index (the “Underlying Index Rebalance”). The Underlying Index Reconstitution and Underlying Index Rebalance occur quarterly on the third Friday of the last month of each calendar quarter. Share weights of the Underlying Index Components remain constant between quarters, except in the event of certain types of corporate actions, including stock splits and reverse stock splits.